February 3, 2011

Mark C. Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

(202) 551-3319 (Tel)

(703) 813-6982 (Fax)

Re:

Kiska Metals Corporation (the “Corporation”)

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Transition Report on Form 20-F/A for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

File No. 000-31100

Dear Mr. Shannon:

Set forth below are the Corporation’s responses to the comments (“Comments”) of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s December 30, 2010 letter to the Corporation. For ease of reference, each of the Corporation’s responses is preceded by the corresponding Staff comment (in italics) to which it relates.

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

Financial Information, page 95

General

1.

Please confirm, if true, that you have filed a transition report for the period from Febraury 1, 2009 through December 31, 2009 due to a change in your fiscal year end from January 31 to December 31, or otherwise advise. If true, please explain to us how you considered the following for Exchange Act reporting requirements for a transition period:

•

Transition reports must include prior year information comparable to the transition period (i.e. the 11 month period then ended December 31, 2008). Comparable year information may be presented in a footnote, which may be unaudited, and shall state for the comparable period, revenues, gross profits, income taxes, income or loss from continuing operations before extraordinary items and cumulative effect of a change in

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

accounting principles and net income or loss. Per share data should be presented in conformity with accounting standards.

•

A transition report filed on Form 20-F must comply with the financial statement requirements of Form 20-F. In your case, it appears as though the transition report should include audited statements of operations, cash flows, and shareholders’ equity for the transition period ended December 31, 2009 and the two most recent fiscal years ended January 31, 2009 and January 31, 2008 and audited balance sheets as of the end of each of the two most recent fiscal years (i.e. December 31, 2009 and January 31, 2009). These observations are based on your transition period of eleven months and the guidance provided under Item 3-06 of Regulation S-X, in which a transition period of nine to 12 months will satisfy the requirement for one fiscal year.

The Corporation’s Response to Staff Comment #1:

General Instruction A. of Form 20-F states in relevant part:

“…(c) A foreign private issuer filing a transition report on this Form must file its report in accordance with the requirements set forth in Rule 13a-10 or Rule 15d-10 under the Exchange Act that apply when an issuer changes its fiscal year end…”

The Corporation, which is a “foreign private issuer” (“FPI”) as defined in Exchange Act Rule 3b-4, has filed a transition report for the period from February 1, 2009 through December 31, 2009 due to a change in its fiscal year end from January 31 to December 31.

Rule 13a-10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) states in relevant part:

“…Financial statements, which may be unaudited, shall be filed for the comparable period of the prior year, or a footnote, which may be unaudited, shall state for the comparable period of the prior year, revenues, gross profits, income taxes, income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principles and net income or loss. The effects of any discontinued operations and/or extraordinary items as classified under the provisions of generally accepted accounting principles also shall be shown, if applicable. Per share data based upon such income or loss and net income or loss shall be presented in conformity with applicable accounting standards…”

However, Rule 13a-10(g) states in relevant part:

“(g)(1) Paragraphs (a) through (f) of this section shall not apply to foreign private issuers.

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

(2) Every foreign private issuer that changes its fiscal closing date shall file a report covering the resulting transition period between the closing date of its most recent fiscal year and the opening date of its new fiscal year. In no event shall a transition report cover a period longer than 12 months.

(3) The report for the transition period shall be filed on Form 20-F responding to all items to which such issuer is required to respond when Form 20-F is used as an annual report. The financial statements for the transition period filed therewith shall be audited.”

The Corporation did not include within its transition report on Form 20-F for the transition period from February 1, 2009 to December 31, 2009, filed April 26, 2010 (the “Transition Report”) prior year comparable information in the manner described in the first bullet point paragraph of Staff Comment #1 because it determined, pursuant to Rule 13a-10(g)(3) above, that it, as a FPI, was not required to make such disclosure.

The Corporation further interpreted the phrase “…responding to all items to which such issuer is required to respond when Form 20-F is used as an annual report…” under Rule 13a-10(g)(3) to mean that it was required to file financial information, including audited financial statements and audit reports, in the manner provided under Item 8 of Form 20-F, with particular attention to Items 8.A.1 – 8.A.3 and Instructions to Item 8.A.2.

The Corporation notes the Staff’s reference, in the second bullet point paragraph of Staff Comment #1, to the guidance provided under Rule 3-06 of Regulation S-X, which states in relevant part:

“…the filing of financial statements covering a period of 9 to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of 1 year where:

(a) The issuer has changed its fiscal year;”

The Corporation interpreted Rule 3-06(a) to mean that its consolidated audited financial statements for the 12-month fiscal years ended December 31, 2009, 2008 and 2007 constituted “financial statements covering a period of 9 to 12 months” and that the Corporation’s filing of such statements in its Transition Report was “deemed to satisfy the requirement for filing financial statements for a period of 1 year.”

Based on the foregoing analysis, the Corporation included within its Transition Report consolidated audited financial statements for the fiscal years ended December 31, 2009, 2008 and 2007 and did not include prior year comparable financial information and financial statement information in the manner determined by the Staff in its Comment #1.

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

Change in Registrant’s Certifying Accountant, page 116

The following five comments address your disclosure of the resignation of Ernst & Young LLP but are equally applicable to your disclosure of the resignation of McGovern, Hurley, Cunningham LLP. Please also apply the following five comments to your disclosure of the resignation of McGovern, Hurley, Cunningham LLP, as applicable.

2.

We note you disclose you requested your predecessor auditor to submit their resignation. This appears to constitute a dismissal of your predecessor auditor. Please modify your disclosure to clarify, in unequivocal terms, whether your predecessor auditor was dismissed or resigned (or declined to stand for re-election after the completion of the current audit). Refer to Item 16F(a)(i) of Form 20-F.

The Corporation’s Response to Staff Comment #2:

For the Corporation’s response to Staff Comment #2, please refer to the sample of its proposed modified disclosure for entire Item 16F: Change in Registrant’s Certifying Accountant on pages 9 and 10 within its proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

3.

We note you disclose the report of McGovern, Hurley, Cunningham LLP did not contain an adverse opinion, a disclaimer of opinion or a modification or qualification. Please note your disclosure is required to address, for either of the preceding two years, whether the report of your predecessor auditor contained an adverse opinion or a disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles. Please modify your disclosure to specifically address the preceding two years. Refer to Item 16F(a)(ii) of Form 20-F.

The Corporation’s Response to Staff Comment #3:

For the Corporation’s response to Staff Comment #3, please refer to the sample of its proposed modified disclosure for entire Item 16F: Change in Registrant’s Certifying Accountant on pages 9 and 10 within its proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

4.

Please note that the addition of a paragraph addressing uncertainty regarding the company’s ability to continue as a going concern constitutes a report modification that requires disclosure pursuant to Item 16F(a)(ii) of Form 20-F. Please expand your disclosure to describe the nature of this modification.

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

The Corporation’s Response to Staff Comment #4:

For the Corporation’s response to Staff Comment #4, please refer to the sample of its proposed modified disclosure for entire Item 16F: Change in Registrant’s Certifying Accountant contained within its proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

5.

We note you disclose a list of events that did not occur pursuant to Item 16F(a)(iv) of Form 20-F. Please modify your disclosure to merely state the events that have occurred, if any, instead of the events that have not occurred. In your response to this comment, please confirm, if true, that none of the items in paragraph A through D in your current disclosure have occurred with either of your predecessor auditors, or otherwise advise.

The Corporation’s Response to Staff Comment #5:

For the Corporation’s response to Staff Comment #5, please refer to the sample of its proposed modified disclosure for entire Item 16F: Change in Registrant’s Certifying Accountant on pages 9 and 10 within its proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

None of the items in paragraph A through D of Item 16F(a)(1)(v) in the Corporation’s current disclosure have occurred with its predecessor auditors Ernst & Young LLP Chartered Accountants or McGovern, Hurley, Cunningham LLP Chartered Accountants.

6.

To the extent that you modify the disclosure regarding changes in your certifying accountants to comply with our comments, please obtain and file an updated letter from the former accountants stating whether they agree with the statements made in your revised Form 20-F. Refer to Item 16F(a)(3) of Form 20-F.

The Corporation’s Response to Staff Comment #6:

For the Corporation’s response to Staff Comment #6, please refer to the copies of updated letters from the former accountants to be submitted as Exhibits 15.1 and 15.2 to the Corporation’s proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

Transition Report on Form 20-F/A-1 for the Transition Period from February 1, 2009 to December 31, 2009, Filed November 26, 2010

Controls and Procedures, page 84

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

7.

In light of the restatement to your financial statements, please tell us whether your certifying officers continue to believe your disclosure controls and procedures were effective as of December 31, 2009. If so, please tell us the basis for their conclusion. If your certifying officers no longer believe your disclosure controls and procedures were effective as of December 31, 2009, please modify your disclosure accordingly and describe the weakness or weaknesses that have lead to this conclusion.

8.

We note your financial statements have been restated to correct an error in previously-issued financial statements. Please tell us how you can continue to conclude that your internal controls over financial reporting were effective given your recent restatement. Alternatively, please amend your filing to:

•

modify your conclusion to state your internal controls over financial reporting were not effective;

•

disclose all material weaknesses pursuant to Item 15T(b)(3) of Form 20-F;

•

discuss your plans and timeframe for remediation of material weaknesses; and,

•

include the full certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act pursuant to Item 12 of the “Instructions as to Exhibits” of Form 20-F.

In your response to this comment, please provide us with a sample of your proposed modified disclosure for your entire Item 15: Controls and Procedures.

The Corporation’s Response to Staff Comments #7 and #8:

The Corporation respectfully directs the Staff’s attention to page 40 of the Commission’s Release 34-55929, which states in relevant part:

“…While there is no requirement for management to reassess or revise its conclusion related to the effectiveness of ICFR [internal control over financial reporting], management should consider whether its original disclosures are still appropriate and should modify or supplement its original disclosure to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement…

…Similarly, while there is no requirement that management reassess or revise its conclusion related to the effectiveness of its disclosure controls and procedures, management should consider whether its original disclosures regarding effectiveness of disclosure controls and procedures need to be modified or supplemented to

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

include any other material information that is necessary for such disclosures not to be misleading…”

As explained in greater detail immediately below, the Corporation filed an amended transition report on Form 20-F/A-1 on November 26, 2010 (the “First Amended Transition Report”) for the purpose of restating and reissuing financial information for the fiscal year ended December 31, 2009.

On June 24, 2010, the British Columbia Securities Commission (“BCSC”) notified the Corporation of what it considered to be an inappropriate characterization, under Canadian generally accepted accounting principles (“Canadian GAAP”), of $7,817,788 that was attributed as “goodwill” in the Corporation’s consolidated audited financial statements for the fiscal year ended December 31, 2009 (the “FY2009 Financials”). The $7,817,788 represented an excess payment over the identifiable assets of Rimfire Minerals Corporation (“Rimfire”) made by the Corporation under its former name, Geoinformatics Exploration Inc. (“Geoinformatics”), in connection with Geoinformatics’ acquisition of Rimfire completed in August 2009 (the “Acquisition Transaction”). This payment had been reported originally in the Geoinformatics Information Circular dated June 30, 2009 as acquisition costs of Rimfire’s “mineral properties”.

From June 24 to November 18, 2010, the BCSC, the Corporation and the Corporation’s auditors, Hay & Watson Chartered Accountants (“H&W”) reviewed and discussed the alternative treatments under Canadian GAAP of the $7,817,788, based on the assets acquired by Geoinformatics and their estimated fair values on acquisition. The BCSC took the position that the $7,817,788 was inappropriately characterized as goodwill in the FY2009 Financials and that the Corporation should revert to the characterization of that amount as mineral property acquisition costs. The Corporation and H&W took the position that the $7,817,788 should be treated under Canadian GAAP as goodwill as that represented the appropriate allocation of the estimated fair value of the assets actually acquired (with such assets being mineral properties and the expertise of the management and board of Rimfire) by the Corporation on the acquisition of Rimfire.

After extensive discussions with BCSC and upon further analysis and review, the Corporation ultimately agreed with BCSC that the appropriate method of accounting under Canadian GAAP for the events which occurred after the completion of the Acquisition Transaction was on a “prospective basis,” filed restated and reissued financial statements in Canada and included such statements in its First Amended Transition Report filed with the SEC on November 26, 2010.

The Corporation respectfully submits that the restatement and reissue of its consolidated audited financial statements for the fiscal year ended December 31, 2009 resulted from differences in the interpretation of Canadian GAAP between the BCSC and the Corporation and H&W, and not from any material weakness in its disclosure controls and procedures or internal control over financial reporting. The Corporation, after discussions with H&W, accounted for the $7,817,788 in its consolidated financial statements using its best judgment regarding the application of Canadian

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

GAAP in recording the fair values of the assets acquired on the acquisition of Rimfire. The Corporation’s application of Canadian GAAP was later determined to be inconsistent with the view of the BCSC, not the result of any material weakness in its disclosure controls and procedures or internal control over financial reporting.

Based on the foregoing analysis, the Corporation’s certifying officers continue to believe that the Corporation’s disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2009. Hence, no sample proposed modified disclosure for Item 15: Controls and Procedures is included with the Corporation’s response to Staff Comment #8. Pursuant to Release 34-55929, the Corporation respectfully takes the position that its certifying officers are not required to reassess or revise its conclusions regarding the effectiveness of the Corporation’s disclosure controls and procedures and internal control over financial reporting.

Report of Independent Registered Chartered Accountants, page 91

9.

Please amend your filing to include the reports of the other auditors referenced in your auditor’s report, or obtain a single audit report that does not refer to the work of other auditors. Refer to Rule 2-05 of Regulation S-X. Please ensure you file either a single audit report or multiple audit reports that cover all financial statement periods required to be audited in your transition report on Form 20-F.

The Corporation’s Response to Staff Comment #9:

For the Corporation’s response to Staff Comment #9, please refer to the copies of auditor reports for the fiscal years ended December 31, 2008 and 2007 included in the amended and restated financial statements for the years ended December 31, 2009, 2008 and 2007 to be submitted under Item 17 on pages 18 to 22 of the Corporation’s proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

10.

We note paragraph four indicates that your auditor has withdrawn its previous report dated March 29, 2010. Based on this information, please have your auditor explain to us why they believe the dual date they have used in their report is appropriate.

The Corporation’s Response to Staff Comment #10:

Section 5405.17 of the CICA Handbook and AU 711.12 and AU 530.05 provide the following guidance to an auditor on withdrawing a previously issued audit report and dating a revised audit report where there are misstatements in previously issued financial statements:

5405.17

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

When the financial statements upon which he has reported are revised because of a misstatement, the auditor should consider the nature of the misstatement and its effect on the original financial statements and his opinion thereon, and should:

(a)

examine the specific item and the revision to the financial statements and issue a new, double dated report if the misstatement and its effect are isolated; or

(b)

re-evaluate and update his previous work and issue a new report with a new date if the misstatement is of such a nature that the auditor's reliance on previously obtained audit evidence is undermined.

The auditor should clearly differentiate his report on the revised financial statements from the original report by stating in a separate paragraph following the opinion paragraph of his new report that his previous report dated ...... has been withdrawn and that the financial statements have been revised. This paragraph should also include either an explanation of the revision or a reference to the explanatory note to the financial statements.

AU 530.05

“The independent auditor has two methods for dating the report when a subsequent event disclosed in the financial statements occurs after the auditor has obtained sufficient competent evidence on which to base his or her opinion, but before the issuance of the related financial statements. The auditor may use "dual dating," for example, "February 16, 20__, except for Note __, as to which the date is March 1, 20__," or may date the report as of the later date. In the former instance, the responsibility for events occurring subsequent to the original report date is limited to the specific event referred to in the note (or otherwise disclosed). In the latter instance, the independent auditor's responsibility for subsequent events extends to the later report date and, accordingly, the procedures outlined in section 560.12 generally should be extended to that date.”

The changes in the Corporation’s December 31, 2009 financial statements as a result of the change in accounting for certain costs of acquisition of the assets of Rimfire are “isolated” changes of information which was available before the completion of the audit, the effects of which on the financial statements are limited and can be clearly identified. The withdrawal of the original audit report and issuing a revised, dual dated report on the specific items in the financial statements affected by the change is in accordance with the requirements of the Canadian and US guidance to auditors.

Note 1 – Organization and Operations – Operations and Basis of Consolidation, page 98

11.

Please tell us how you accounted for the business combination between Rimfire Minerals Corporation and Geoinformatics (e.g. acquisition, reverse acquisition or recapitalization). So that we may understand the basis for your conclusions, please include an analysis of the key terms of the business combination and tell us which party to your business combination has been identified as

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

the accounting acquirer. As part of your response, please tell us how you considered and/or applied the reverse acquisition guidance in Appendix A of CICA 1582 and FASB ASC 805-40. Please cite the applicable Canadian and U.S. GAAP accounting literature that supports your conclusions.

The Corporation’s Response to Staff Comment #11:

The business combination between the Corporation (formerly Geoinformatics) and Rimfire was accounted for as an acquisition of Rimfire by Geoinformatics. The total number of issued voting shares of Geoinformatics at the date of the acquisition were 25,235,276 shares and there were 1,923,266 outstanding options to acquire voting shares. Geoinformatics issued 22,365,258 voting shares and options to acquire 1,905,300 voting shares on August 5, 2009 for all the outstanding shares of Rimfire.  On the completion of the acquisition, the former holders of the Geoinformatics shares held 53.02% of the voting shares (52.8% on a fully diluted basis) and the former shareholders of the Rimfire shares held 46.98% of the voting shares (47.2% on a fully diluted basis) of the resulting company.

In accordance with Canadian and US GAAP, this results in the former shareholders of Geoinformatics controlling the resulting company, which identifies Geoinformatics as the acquiring company and Rimfire as the acquired company.

12.

In regards to your business combination, please tell us which legal entity’s common stock is currently trading in the United States and whether it is the same common stock that was registered prior to the business combination (i.e. Rimfire Mineral’s common stock). Please also tell us how the acquisition was structured amongst the legal entities, as it appears from the disclosures in your filing that Geoinformatics became your legal parent company, though you continue to report under Rimfire Mineral’s public registration.

If the common stock currently trading in the United States is that of Geoinformatics, and not that of Rimfire Mineral’s, please tell us how the current registration was achieved. Please identify the registration statement or cite the exemption utilized.

The Corporation’s Response to Staff Comment #12:

Upon completion of the business combination between Geoinformatics and Rimfire in August 2009, Geoinformatics owned all of the issued and outstanding shares of Rimfire common stock by virtue of issuing 0.87 shares of Geoinformatics common stock for every 1 issued and outstanding share of Rimfire common stock. Rimfire became a wholly-owned subsidiary of Geoinformatics and Geoinformatics subsequently changed its name to “Kiska Metals Corporation.”

Exchange Act Rule 12g-3 states in relevant part:

Registration of securities of successor issuers under Section 12(b) or 12(g).

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

(a) Where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12 (b) or (g) of the Exchange Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act unless upon consummation of the succession:

(1) Such class is exempt from such registration other than by Exchange Act Rule12g3–2;

(2) All securities of such class are held of record by less than 300 persons; or

(3) The securities issued in connection with the succession were registered on Form F–8 or Form F–80 and following succession the successor would not be required to register such class of securities under Section 12 of the Exchange Act but for this section.

[Certain references modified or omitted]

The Corporation respectfully submits that subsection (a) above governs the registration of the post-business combination Corporation under Section 12(g), that none of the exclusions of (1), (2) or (3) under subsection (a) above apply, and that therefore the Corporation’s class of common shares is deemed to have succeeded to the Section 12(g) registration of Rimfire’s class of common shares.

Note 19 – Differences Between Generally Accpeted Accounting Principles in Canada and The United States, page 140

13.

We note from your disclosure on page 104 that the fair value of a mineral property reclamation obligation “is recorded as a liability and charged to mineral property expense;” and that “When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.” Please clarify, if true, that this policy differs under your US GAAP reporting or otherwise advise. Refer to FASB ASC 410-20-25-5.

The Corporation’s Response to Staff Comment #13:

The Corporation’s accounting policy for mineral properties is described in Note 2 to the financial statements as:

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

As described in Note 19, the difference between the Corporation’s accounting policy and accounting for mineral properties under US GAAP is the capitalization of the acquisition costs of mineral properties.

When a mineral property is in the exploration stage, the Corporation considers all expenditures on that property, other than direct acquisition costs, to be exploration expenditures and records them as an expense when incurred or accrued. This applies equally to any reclamation expenditures incurred or accrued on the property at this stage.

The Corporation will capitalize all costs related to a mineral property after the identification of a mineral reserve on that property. The Corporation will also account for all reclamation costs in accordance with ASC 410-20-25-5 after that time.

Engineering Comments

Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009, Filed April 26, 2010

General

14.

We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of this disclaimer in your response.

The Corporation’s Response to Staff Comment #14:

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

The Corporation has updated its web disclosure with the amended wording above. The amended wording can be found at http://www.kiskametals.com/s/Disclaimer.asp.

Alaska, page 186

15.

We note your disclosure in this section of the Pogo Mine and its associated reserves which are hosted in similarity aged strata regionally as your property. While the age relationship can be established, the spatial relationship is tenuous and such disclosure may cause investors to infer that your property also has commercial mineralization, because of its age and proximity to these other mines. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

The Corporation’s Response to Staff Comment #15:

For the Corporation’s response to Staff Comment #15, please refer to page 81 of the sample of its proposed modified disclosure for entire "Item 17: Financial Statements" contained within its proposed second amended transition report on Form 20-F/A-2 attached hereto as Exhibit “A” to this letter.

The modified disclosure made in response to Staff Comment #15 on page 81 of Exhibit "A" is displayed in black-line format as set forth below:

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 76 kilometres southeast of Fairbanks.~~, hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres away. The Pogo Mine was discovered in the mid 1990’s and hosts over 5 million ounces of gold.~~ The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

In responding to the Staff’s comments, the Corporation acknowledges that:

•

the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Mark Shannon

Branch Chief

United States Securities and Exchange Commission

February 3, 2011

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the Corporation’s Chief Financial Officer Adrian Rothwell at (604) 484-1235, with any questions regarding the Corporation’s responses to the Staff’s Comments. Please contact me at (604) 669-6660 with any other questions.

Yours truly,

KISKA METALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President, Chief Executive Officer and Director